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Exhibit 17.1

October 21, 2004

Phil Wilson
Chairman of the Board
Gateway Energy Corporation
4000 NE 58th Terr.
Gladstone, MO 64119

Mr. Wilson:

With this letter I am submitting my resignation from the Board of Directors. I have been willing to serve as long as I felt it was possible for me to contribute as a Director for the benefit of the Company and its stockholders. However, it is now obvious that I cannot exert any further effective influence. Were I to remain on the Board, I would only be putting myself legally in harm's way without being able to prevent the Board from engaging in conduct and activities which appear to me to involve improprieties of one kind or another.

As an overall comment, it is my belief that individual Directors or certain factions on the Board have: (a) conducted or attempted to conduct self-dealing transactions, (b) violated the Company's Code of Ethics and Insider Trading and Reporting Policy, (c) withheld information from management and excluded or attempted to exclude management from the business of the Company, (d) openly violated the Nominating Committee Charter of the Company (e) acted imprudently, without consulting the full Board and contrary to the advice of its own counsel, and (f) failed to act on matters of obvious importance to the Company.

I am, of course, aware that there may be other ways to view the matters to which I refer. However, unless I state my own understanding of these events now, and state it very plainly, I might be accused of condoning or participating in this unacceptable pattern of conduct. Given this choice, I think it is best that I set out the pertinent facts as I see them and let the stockholders decide for themselves.

Specifically:

  1.
  The Chairman of the Nominating Committee (Holtgraves) and one other member of the Committee (McConnell), together with a Board member not even on the Committee (Horbach), took it upon themselves to have discussions with two dissident stockholders (Wilson and Raasch) and agreed to nominate these dissident stockholders for the position of Director at the May 2004 Annual Meeting of the Company's stockholders. This was done without the knowledge of the third member of the Nominating Committee (Fadden), who also happened to be the President and CEO of the Company, and in violation of the Company's Nominating Committee Charter.

  2.
  The Chairman of the Nominating Committee (Holtgraves), an individual who was also on the Company's Audit Committee and thus was privy to the Company's cash flow forecasts, violated the Company's Code of Ethics and Insider Trading and Reporting Policy. When confronted with these violations and asked to resign from the Board, Holtgraves refused to do so. To date, the Board has not taken any action against him.

  3.
  Although the previous Board had approved the InvestLinc financing transaction that was very favorable to the Company, a majority of the Directors (Wilson, Raasch, Holtgraves, Horbach and Ewing) voted to significantly modify the transaction. This majority of Directors proposed an alternative transaction less favorable to the Company under terms which management believed to be, and which turned out to be, unacceptable to InvestLinc. These terms did, however, preserve access by Director Holtgraves' company, ADAC, to the Company's licensed nitrogen rejection technology, access which would have been precluded under the InvestLinc transaction previously approved by Gateway's Board. And all of this was done without this majority of Directors discussing any of their concerns or intent with the management of the Company, who were also Directors, or the eighth Director (Hoffman) at the time.

  4.
  As part of the InvestLinc financing transaction, several private equity funds had approached the Company's management about acquiring the Madisonville Treatment Plant from its current owner through the limited liability company to be formed with InvestLinc. The Company's management commenced active discussions with InvestLinc and these private equity funds about the acquisition. However, after the Board voted to "modify" the InvestLinc transaction, the Majority Directors (Wilson, Raasch, Holtgraves and Ewing, with Holtgraves abstaining) voted to declare that the possible acquisition of the Madisonville Treatment Plant was not a "corporate opportunity" for Gateway. Shortly thereafter Chairman Wilson interceded on behalf of the abstaining Director Holtgraves, who is on the Company's Executive Oversight Committee, in Holtgraves' attempt to acquire the Madisonville Treatment Plant for his company.

  5.
  Part of the InvestLinc transaction was to have been a rights offering to current stockholders, with unsold stock, if any, then being sold through a follow on offering. The Majority Directors, for reasons not shared with the Inside Directors (Fadden and Heflin), voted not to proceed with the follow on part of the offering but to proceed with only the rights offering to current stockholders. Changes to the SB-2 Registration Statement were made by management to reflect this decision and the revised SB-2 was sent to each Director on August 20th for comment or approval. To date, not one of the Majority Directors has commented on this August 20th draft even though Chairman Wilson has assured the Company's outside auditors that the Company is planning to proceed with this rights offering as part of its financing efforts.

  6.
  Since July, Chairman Wilson has been involved in discussions with InvestLinc which neither the Company's President nor CFO, as Directors, know anything about.

  7.
  At a recent Board meeting, Chairman Wilson asked for Board approval on a Note and Warrant package he had negotiated with an outsider. The Note had terms and conditions unnecessarily favorable to the proposed lender. Chairman Wilson and Director Raasch were each planning to enter into a similar Note and Warrant package reflecting the same unnecessarily favorable terms and conditions. After the fiduciary problems with this transaction were brought to the Board's attention by the Inside Directors, the transaction was modified. However, Chairman Wilson subsequently demanded that Company management execute related documents even though they set forth certain terms and conditions inconsistent with those approved by the Board.

  8.
  The management of the Company has on four separate occasions sent information packages to the Board regarding a very important and very favorable transaction pertaining to the Company's most important asset-the Madisonville pipeline facilities. After several unsuccessful attempts to have Chairman Wilson call a Board meeting to discuss this transaction, as President I had to call four Special Meetings of the Board as permitted by the Company's By-Laws. The Majority Directors refused to participate in each Special Meeting thus preventing a quorum for the conduct of Board business. And Chairman Wilson continues to complain that there are many unanswered questions about the proposed transaction. Meanwhile, Chairman Wilson and at least one (Raasch) of the two other Directors on the Executive Oversight Committee have been involved in negotiations involving the Company's Madisonville pipeline facilities. These negotiations are occurring simultaneously with management's negotiations with the same entities. At no time has Chairman Wilson or the Executive Oversight Committee shared with management why they are doing this or what their objectives are.

  9.
  Three Directors (McConnell, Horbach and Hoffman) have resigned since the first of the year. All three had relevant industry experience and two were financial experts. In place of this much needed industry and financial expertise the Majority Directors have created an Executive Oversight Committee whose function seems to be to conduct Company business in parallel with management.

Sincerely,

/s/ Michael T. Fadden

Michael T. Fadden

Cc:	John Raasch, Charles Holtgraves, John Ewing, Scott Heflin Steve Gehring, Cline Williams Wright Johnson & Oldfather Brian Baumler, Pannell Kerr Forster of Texas, P.C.

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  Exhibit 17.1